John Dana Brown, Esq.

Re: Eye On Media Network, Inc.

October 4, 2013

EYE ON MEDIA NETWORK, INC.

1500 NW 65TH AVENUE

PLANTATION, FL 33313

(754) 370-9900

October 4, 2013

Mr. John Dana Brown,

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Eye On Media Network, Inc.

Form 10-12G

Filed September 3, 2013

File No.000-55035

Dear Mr. Brown:

We are in receipt of your comment letter dated September 30, 2013 regarding our registration statement on Form 10-12G.  The following response is submitted regarding your comments.

General

1.  Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(l) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.  If the review process has not been completed before that date please be aware that you have the option of withdrawing the registration statement to prevent it from becoming effective and filing it again at such time as you are able to respond to any remaining issues or comments.

RESPONSE:  We acknowledge the Commission staff’s comment and will consider our options as the statutory effective date approaches.

2.  Please revise to refer to yourself consistently as either the “registrant” or the “company.”

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

3.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

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Describe how and when a company may lose emerging growth company status;

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Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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State your election under Section 107(b) of the JOBS Act:

o

John Dana Brown, Esq.

Re: Eye On Media Network, Inc.

October 4, 2013

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting  standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting  standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 2.

Item 1. Business, page 2

(a) Business Development, page 2

4.  Please revise this section to disclose the fact that as of the most recent audited period you have incurred losses, generated no revenues or earnings from operations, possess no significant assets or financial resources, and have limited amount of cash on hand.  In addition, please disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 3.

5.  Please also revise to disclose your “burn rate” and the amount of time your present capital will last at this rate here and in the MD&A section.  See page 4.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page

(b) Business of Issuer, page 2

6.  Please explain, in light of the fact that you have no revenues and limited amount of assets and cash, how you have “unrestricted flexibility in seeking, analyzing and participating in potential business opportunities.”

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing to remove the above referenced language.

Form of Acquisition, page 3

7.  To the extent possible, please revise your disclosure to provide estimates of the “substantial cost for accountants, attorneys and others” referenced in this section and “significant registration and compliance costs” on page 6.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly. See page 4.

8.  Please revise your statement that "[a]s part of such a transaction, all, or a majority of the Registrant's sole director may resign."  This statement does not appear to be correct because you only have one director.

Item lA.  Risk Factors, page 4

9.  Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a merger.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 5.

10.  Please add risk factors discussing the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting.  In this regard, we note that you appear to have no full-time employees, no revenue and only minimal assets.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page  6.

11.  Please add a risk factor addressing the additional costs you will incur as a reporting company.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 7.

The time and cost of preparing a private company, page 5

12.  To the extent possible, please revise your disclosure to provide estimates of significant registration and compliance costs.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 7.

We cannot assure you that following a business combination, page 8

13.  Please disclose that there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin Board.  In addition, please update your reference to the American Stock Exchange or advise.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 11.

Item 2.  Financial Information, page 9

Management's Discussion and Analysis or Plan of Operation, page 9

14.  Please revise to disclose the amount of cash in your treasury as of the most recent practicable date or advise.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 12.

15.  In light of your competitive disadvantages, please revise this section to discuss your strategy for identifying and completing business combinations successfully when you will be competing against entities that possess greater financial, technical and managerial capabilities.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

16.  We note your disclosure that the costs of investigating and analyzing business combinations will be paid with money in your treasury or “with additional amounts, as necessary, to be loaned to or invested in [you] by [your] stockholders, management or other investors.”  Please revise to state that there is no guarantee that your stockholders, management, or other investors will loan you money or invest money in you.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 13.

17.  Please refer to the second full paragraph on page 10.  We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital.  Please provide support for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associated with combining with a business that has such capital requirements.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 13.

18.  We note your statement on page 10 that your lack of diversification should be considered a substantial risk.  Please add this disclosure to the risk factors section or advise.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.  See page 12.

19.  Please revise your disclosure to provide the basis for your belief that there are “numerous firms seeking even the limited additional capital which [you] will have and/or perceived benefits of becoming a publicly traded corporation” or please delete.  Additionally, please advise as to what limited additional capital you will have after paying for costs related to maintaining your reporting obligations and any transaction costs from a merger and how you intend to obtain such additional capital.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to delete such reference.

Item 5.  Directors and Executive Officers, page 11

20.  We note the statement “This platform will be sponsor driven with a view toward generating revenue for the company.” Please revise to clarity, if true, that you are referring to a company other than the registrant.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to remove such reference.

Item 6.  Executive Compensation, page 12

21.  Please revise to include a Summary Compensation Table.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

22.  We note that you adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in your decision whether to undertake a proposed transaction.  Please revise to balance this disclosure by clarifying that there is no guarantee that this policy will be adhered to at the time of making a transaction determination.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

23.  You state that your sole officer and director has not received any “cash” remuneration since inception.  Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items.  Please revise your executive compensation disclosure accordingly.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 12

24.  We note that your financial statements on page F-6 include $3,000 in proceeds from the related party loan. Please revise this section to describe this related party transaction or advise.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Item 12. Indemnification of Directors and Officers

25.  Please revise to delete the second paragraph of this section, or reconcile and combine it with the preceding paragraph, as it appears to merely repeat the disclosure contained in the first paragraph.

RESPONSE:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

The Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

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the company is responsible  for the adequacy and accuracy of the disclosure  in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding  initiated by the Commission  or any person under the federal securities laws of the United States.

We appreciate the Commission staff’s comments and request that the staff contact our counsel, Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Eye on Media Network, Inc.

/s/:  Jack Namer

Jack Namer, President